GEMXX CORP.	2300 West Sahara Avenue Suite 800 Las Vegas, NV 89102

August 10, 2022

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	John Coleman
Liz Packebusch
Timothy S. Levenbegr

Re:	Gemxx Corp.
Offering Statement on Form 1-A
Filed June 28, 2022
File No. 024-11922

Dear Sir or Madam:

Gemxx Corp. (the “Company”) is filing amendment number 2 (the “Amendment”) to the Offering Statement on Form 1-A/A (the “Offering Statement”) in response to your recent review letter addressed to Jay Maull, Chief Executive Officer of the Company, dated August 5, 2022 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concern you have expressed. The following numbered responses correspond to the comment number in the SEC Letter.

Offering Statement on Form 1-A Amended and filed July 25, 2022

The Company, page 8

1.We note your response to comment 1. Please revise to include the following pursuant to Item 1304(b) of Regulation S-K.

A description of existing infrastructure located on your property including mobile equipment as depicted in the figure on page 13 of your amended filing, and clarify if current mining activities are performed "in house" or by contractors. If contractors, describe the agreements related to the work performed.

Please see the “Brief Description of the Properties” section added to the Amendment No. 2 Offering Statement on Form 1-A.  This section confirms the nonexistence of infrastructure located on each of the company’s properties including mobile equipment.  For clarity, there is currently no mining activity on any of the company’s properties nor are there any agreements in place with contractors currently.

The sample image provided on page 13 of the amended filing is from another mine, previously operated by the management team on a different property not affiliated in any way with GEMXX Corporation.  The image was included to visually depict what an Ammolite mine looks like in operation and was not intended to imply this is an active mine currently owned by the company.  The image has been removed from Amendment No. 2 to Offering Statement on Form 1-A.

A description of the conditions that must be met in order to obtain or retain your property.

Please see the “Brief Description of the Properties” section added to the Amendment No. 2 Offering Statement on Form 1-A.  This section details the fees that must be paid to maintain our agreements for the three properties.  No other special conditions need to be met.

A brief description of the present condition of the property, including work that you have completed on the property and your proposed program of exploration. Include three years of production data, if applicable.

Please see the “Brief Description of the Properties” section added to the Amendment No. 2 Offering Statement on Form 1-A.  This section confirms that no work has been done by the company on the properties.

Regarding exploration, the funds being raised will facilitate a National Instrument 43-101 on ‘Southern Block A’ and/or ‘Southern Block B’, a technical report that will be completed by an independent third party that specializes in completing such reports. We will agree on the process for exploration with the specialist based on requirements, industry standards and best practices. The cost to facilitate this report is included in Use of Proceeds Mining Budget.

As a company with no mineral resources or mineral reserves, clarify that the property is an exploration stage property and that you are an exploration stage company.

GEMXX Corporation is currently a mineral exploration stage company.  We have added disclosure that the property is an exploration stage property. The proposed financing will facilitate a National Instrument 43-101 on ‘Southern Block A’ and/or ‘Southern Block B’.

Provide a description of the property history including previous operators.

To the best of the company’s knowledge, there has never been any Ammolite mining on any of the properties the company has agreements on.

Describe any significant encumbrances to the property including permitting requirements.

So long as annual fees are paid to the Alberta government for the mineral rights, there are no encumbrances or additional permitting required.

2.We note your response to comment 2, and your statement that you have assumed the information provided by the previous owner to be true and accurate. Disclosure of exploration results must be based on and accurately reflect information and supporting documentation prepared by a qualified person pursuant to Item 1302(a)(1) of Regulation S-K. Additionally, the disclosure of exploration results for a material property must include the information specified under Item 1304(g) of Regulation S-K. Please review these items and revise your filing as necessary.

Management knows that in the 1990’s three exploratory core holes were drilled on this property, proving the existence of the bearpaw formations where Ammonites are found.  The company has copies of each test hole results, provided by the previous owner, but we DO NOT have access to the full report. Efforts have been made to obtain a copy of the full report but the company that completed the test hole program no longer exists. As they have no material relevance to the Offering, and the information does not meet the requirements of 1304(g) of Regulation S-K, all references to the test hole program have been struck from the document.

General

3.We note your response to prior comment 4 and the unchanged disclosures at page 15 and elsewhere regarding China and Hong Kong. Your response letter indicates that the company has no significant sales or physical assets in China nor are there significant stakeholders from China. The publicly available Sample Letter to China-Based Companies clarifies at footnote 8 the Division’s view that the relationship between China and Hong Kong may raise similar risk considerations for companies based in, or with the majority of their operations in, Hong Kong. Therefore, please clarify whether your response considered the scope of the company’s operations in Hong Kong, including but not limited to sales, physical assets, manufacturing, warehousing, order fulfillment, and shipping.

GEMXX Corporation is not a Hong Kong or China based company nor does it have a material portion of its operations in Hong Kong or China.  As such, we do not feel the Sample Letter to China-Based Companies applies to our Company.

The work we procure from Hong Kong, China and Thailand is done without contract, as such we are not required to obtain permission from Chinese authorities to solicit services or to offer securities being registered to foreign investors.  We do not require permission from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency approval for the services we use.

For clarity, the company has the ability contract its cutting, jewelry manufacturing, warehousing, fulfillment, and shipping from almost anywhere.  We utilize available services in several countries to manage costs and mitigate such risks as addressed in the letter.  We further mitigate the risk associated with the aforementioned services by having potential suppliers in Sri Lanka, Taiwan, the USA and Canada if needed. We currently procure from Hong Kong, China, and Thailand, but those services can be moved to any other location without any significant disruption to our operations.

Lastly, the company is set up to do sales in every country around the world and is not dependant on any one market to survive, including China and or Hong Kong.

For these reasons we feel the Letter to China-Based Companies does not apply to our Company.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Jay Maull

Jay Maull